July 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. Patrick Kuhn
Mr. Doug Jones
Re:    Telenav, Inc.
Form 10-K for Fiscal Year Ended June 30, 2018
Filed September 12, 2018
Form 10-Q for Fiscal Quarter Ended December 31, 2018
Filed February 8, 2019
File No. 001-34720
Dear Messrs. Kuhn and Jones:
This letter is to confirm the telephone conversation our outside counsel had with Mr. Kuhn on July 9, 2019, in which Mr. Kuhn agreed to extend the time by which Telenav may respond to the Staff’s June 17, 2019 comment letter until July 22, 2019.
Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

TELENAV, INC.

/s/ Adeel Manzoor

Adeel Manzoor
Chief Financial Officer